VS 3-28-02

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02019518

...TES
...NGE COMMISSION
... 20549

RECEIVED MAR 26 2002 WASH, D.C. 340 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 52311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westor Online Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Hagan & Burns CPA 120 Broadway Suite 940
(No. and Street)

New York (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosemary Burns 212 425-7790
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato CPA
(Name — *if individual, state last, first, middle name*)

207 Hallock Road Suite 208 Stony Brook, NY 11790
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VS 4-4-02

OATH OR AFFIRMATION

I, Rosemary A. Burns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westor Online Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Rosemary A Burns
Signature

~~Financial and Operations Principal~~
Title
FINOP

Patricia A. Nelson
Notary Public

PATRICIA A. NELSON
Notary Public, State of New York
No. 24-4798557
Qualified in Kings County
Commission Expires Sept. 30, ~~19~~ 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

JOHN P. COMPARATO C.P.A., P.C.

March 13, 2002

To the Board of Directors
Westor Online Inc.

We have audited the accompanying statements of financial condition of Westor Online Inc. as of December 31, 2001, and the related statements of income, stockholders' equity and cash flows for the fifteen months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Westor Online Inc. as of December 31, 2001, the results of its operations and cash flows for the fifteen months then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Westor Online Inc. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

WESTOR ONLINE INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

FIFTEEN MONTHS ENDED DECEMBER 31, 2001

WESTOR ONLINE INC

INDEX

DECEMBER 31, 2001

Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Computation of Net pursuant to Rule 15c3-1	7
Independent Auditors' Report on Internal Accounting Control Required by See Rule 17a-5	8-9

WESTOR ONLINE INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$ 31,838
Clearing Deposit	24,356
	56,194
FIXED ASSETS	
Net of Accumulated Depreciation of $772	3,859
OTHER ASSETS	10,269
TOTAL ASSETS	$ 70,322
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 6,550
Loan Payable	287
	6,837
NOTES PAYABLE	15,000
STOCKHOLDERS' EQUITY	
Common Stock	1
Preferred Stock	5,000
Additional Paid-in-Capital	245,623
Retained Earnings <Deficit>	<202,139>
TOTAL STOCKHOLDERS' EQUITY	48,485
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	70,322

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WESTOR ONLINE INC.

STATEMENT OF INCOME
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2001

REVENUE	
Commissions	$ 25,259
Other Income	982
	26,241
EXPENSES	
Employee Compensation and Benefits	36,862
Professional Fees	48,029
Consulting Fees	29,291
Computer Expenses	10,624
Clearing Costs	9,454
Occupancy Cost	26,894
Regulatory Expense	18,184
Office Expense	17,876
Commission Expense	4,750
Other Expense	26,416
TOTAL EXPENSES	228,380
NET INCOME <LOSS>	<202,139>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WESTOR ONLINE INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2001

	Common Stock	Preferred Stock	Additional Paid -In Capital	Retained Earnings <Deficit>
Balance, October 1, 2000	--	--	--	--
Net Income <Loss>	--	--	--	<202,139>
Capital Contribution	--	--	245,623	--
Issuance of Stock	1	5,000	--	--
Balance, Dec. 31, 2001	$ 1	$ 5,000	$ 245,623	$ <202,139>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WESTOR ONLINE INC.

STATEMENT OF CASH FLOWS
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ <202,139>
Adjustments to reconcile net income to	
Net cash used by operating activities:	
Depreciation	772
Changes in Operating Assets and Liabilities:	
Increase in Due From Clearing Broker	<24,356>
Increase in Other Assets	<10,269>
Increase in Accounts Payable and Accrued Expenses	6,550
Increase in Loans & Notes Payable	15,287
NET CASH USED BY OPERATING ACTIVITIES	<214,155>
INVESTMENT ACTIVITIES	
Purchase of Fixed Assets	<4,631>
FINANCIAL ACTIVITIES	
Capital Contributions and Issuance of Stock	250,624
NET INCREASE IN CASH	31,838
CASH AT BEGINNING OF PERIOD	--
CASH AT END OF PERIOD	$ 31,838

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WESTOR ON LINE INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2001

NOTE 1 -- ORGANIZATION AND NATURE OF BUSINESS

Westor Online Inc.(the "Company") is registered as a broker and dealer in securities under the Securities Exchange Act of 1934.

The Company clears all securities transactions through its clearing broker on a fully-disclosed basis, and consequently operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii).

The following is a summary of significant accounting policies followed by the company

a) Accounting Method
   Assets, liabilities, income and expenses are recorded using the accrual basis of accounting.
b) Depreciation and Amortization
   Fixed Assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

NOTE 2 --NET CAPITAL REQUIREMENTS

The company is subject to the securities and exchange commission's uniform net capital rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $34,360, which was $29,360 in excess of the amount required.

NOTE 3 -- FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

As a securities broker dealer, the Company is engaged in various trading and brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of the transaction.

NOTE 4 -- NOTES PAYABLE

Notes Payable of $15,000 consists of a note payable to a private investor, and bears interest of eight percent.

WESTOR ONLINE INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

NET CAPITAL	
Total Ownership Equity	$ 48,485
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0
Other (Deductions) or Allowable Credits	0
Total Capital and Allowable Subordinated Liabilities	48,485
Deductions and /or Charges:	
Non-allowable Assets	<14,125>
Net Capital Before Haircuts on Securities Positions	34,360
Haircuts on Securities Positions	--
Net Capital	$ 34,360
AGGREGATE INDEBTEDNESS	$ 21,837
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	.64 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2001 Focus PartIIA filing.

JOHN P. COMPARATO C.P.A., P.C.

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

To The Board of Directors
Westor Online Inc.

We have examined the financial statements of Westor Online Inc. for the fifteen months ended December 31, 2001 and have issued our report thereon dated March 13, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding customer and firm assets) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Westor Online Inc, as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be any used for other purpose.

John C Comprat